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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the
Securities Exchange Act of 1934

PERDIGÃO S.A.
(Name of Subject Company)

SADIA S.A.
(Name of Filing Person—offeror)

Common shares, no par value
(Title of Class of Securities)

71361V303
(CUSIP Number of Class of Securities)

Luiz Gonzaga Murat Junior
Chief Financial Officer and Director of Investor Relations
Rua Fortunato Ferraz, 365
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3465
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to communications by Sadia S.A. with respect to its tender offer to purchase all outstanding shares of Perdigão S.A.

Press Release

        Sadia, by means of a Notice to the Public and Notice of Offer published today, disclosed a voluntary public offer for the acquisition of control of Perdigão S.A. The offer is extensive to all shareholders of Perdigão S.A.

        The purpose of the offer is the creation of a historical partnership between two traditional Brazilian companies, in order to compete in equal terms with their competitors in a strategic sector of Brazil.

        Once the transaction is completed, Sadia and Perdigão will join forces to face a possible denationalisation of a sector in which Brazil has important competitive advantages. The net revenues of the two companies should be greater than R$ 12 billion, of which 50% is represented by exports. The new corporation will have around 81 thousand employees, in addition to 16 thousand integrated agro-producers, will be one of the largest global exporters of animal protein and will be the forth largest exporter in Brazil.

        The union of the two companies will also ascertain greater growth capacity and financial strength therefore allowing a greater employment generation and wealth to Brazil.

        The voluntary public offer is valid until October 24, 2006 and the offered price per share is of R$ 27.88, which correspond to the greatest price among the criteria establish by the shareholders of Perdigão in its bylaws.

        Further, Sadia express its intention to, as soon as possible, submit to the appraisal of the shareholders of the two companies a corporate restructuring proposal, which consists in the merger of the totality of the shares of Perdigão that are not eventually sold in the public offer.

        This transaction is unprecedented in the Brazilian market and is based on the fact that Sadia and Perdigão share similar cultural identity and values, among which are the respect for its consumers, the use of corporate governance policies, social responsibility and the commitment to community.

        Sadia considers this a historical moment in which a competitor worth of respect is being invited to become a partner in the achievement of a strategic and contemporary position in the global scenario.

        By means of the alliance of strengths of executives and employees, of the use of better management policies and excellence in corporate governance standards, ideal conditions are present for the creation of a Brazilian corporation that will be a global reference in economic and social areas.

São Paulo, July 17, 2006
Sadia S.A.

        The Offeror will file a tender offer statement under cover of Schedule TO with the U.S. Securities and Exchange Commission. Shareholders not resident in Brazil are advised to read the tender offer statement, the offer to purchase and the other documents relating to the tender offer that are filed with the U.S. Securities and Exchange Commission when they become available because they will contain important information. Shareholders may obtain copies of these documents for free, when they become available, at the SEC's website at www.sec.gov or from the U.S. Information Agent to be appointed in connection with the tender offer.

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Press Release
São Paulo, July 17, 2006 Sadia S.A.